FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 29, 2005

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: April 29, 2005	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:

ASE, Inc.	Joseph Tung, CFO / Vice President
Freddie Liu, Financial Controller
Room 1901, No. 333, Section 1	ir@aseglobal.com
Keelung Road, Taipei, Taiwan, 110
Clare Lin, Director (US Contact)
Tel: + 886.2.8780.5489	clare.lin@aseus.com
Fax: + 886.2.2757.6121	Tel: + 1.408.986.6524
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS CONSOLIDATED
YEAR 2005 FIRST-QUARTER FINANCIAL RESULTS

Taipei, Taiwan, R.O.C., April 28, 2005 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues 1 of NT$18,569 million for the first quarter of 2005 (1Q05), up 8% year-over-year and down 16% sequentially. Net loss for the quarter totaled NT$128 million, down from net income of NT$1,637 million in 1Q04 and up from net loss of NT$1,407 million in 4Q04 (or down from net income of NT$636 million for 4Q04, excluding the impact of one-time impairment charge recorded at the end of 4Q04). Loss per share for the quarter was NT$0.03 (or US$0.005, per ADS), compared to EPS of NT$0.42 for 1Q04 and loss per share of NT$0.36 for 4Q04 (or pro forma EPS of NT$0.16 excluding the impact of one-time impairment charge).

“As we are entering a challenging year, we believe 2005 will be a year for us to stay focused on fundamentals including improving operational efficiencies, enhancing quality systems, making prudent investment and refining pricing strategies. It’s about execution -- doing the same things better than our competitors in order to benefit from the secular ramp-up expected to start in third quarter,” commented Mr. Jason Chang, the Chairman.

“Among the on-going investment in technology advancement and high-end capacity, we will put more focus in the capacity expansion and yield improvement for our material business, with the migration into flip chip packaging gaining momentum.”

RESULTS OF OPERATIONS

1Q05 Results

Net revenues amounted to NT$18,569 million, down 16% sequentially and up 8% year-over-year. The revenue contribution from IC packaging operations, testing operations, module assembly, and others were NT$12,755 million, NT$3,693 million, NT$1,925 million and NT$196 million, respectively.
IC packaging, testing and module represent approximately 69%, 20% and 10% of net

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with generally accepted accounting principles in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

April 28, 2005

Advanced Semiconductor Engineering, Inc.

revenues for the quarter.
Cost of revenues was NT$16,681 million, down 10% sequentially and up 24% year-over-year.
-	As a percentage of net revenues, cost of revenues was 90% in 1Q05, up from 84% in 4Q04 and 78% in 1Q04.
-	Raw material costs as a percentage of net revenues increased to 35%, four percentage points higher than 4Q04 due to unfavorable foreign exchange rates and an increase in higher-material-content flip chip business as a percentage of total packaging revenues.
-	Depreciation expense totaled NT$3,779 million during the quarter, up 3% sequentially and 18% year-over-year, due to increased depreciable basis as a result of past capital expenditures. As a percentage of net revenues, depreciation expense was 20% during the quarter, up from 17% in 4Q04 and 19% in 1Q04.
Gross profit for 1Q05 was NT$1,888 million, down 47% from NT$3,592 million in 4Q04 and down 50% from NT$3,769 million in 1Q04. Gross margin was 10% for the quarter, which decreased from 16% in the previous quarter and decreased from 22% in 1Q04.
Total operating expenses during 1Q05 were NT$2,054 million including NT$675 million in R&D and NT$1,379 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter remained at 11%, no changes from 4Q04 and 1Q04.
Operating loss for 1Q05 was NT$166 million, compared to income of NT$1,258 million and NT$1,813 million for 4Q04 and 1Q04, respectively. Operating margin was (1%) in 1Q05, which declined from 6% in 4Q04 and 11% in 1Q04 due to gross margin decline.
We recorded net non-operating expenses of NT$342 million in 1Q05, which decreased by NT$2,955 million sequentially, and increased by NT$97 million or 40% year-over-year.
-	Net interest expense increase was mainly due to increased debt outstanding balance.
-	As a result of relative weakness of the US Dollar, we recognized a net exchange gain from our debt denominated in the US Dollar.
-	Gain on long-term investment was NT$22 million, consisting of NT$49 million investment income from minority-owned affiliates, NT$27 million of goodwill amortization related to such minority-owned affiliates. The NT$49 million investment income from minority-owned affiliates included NT$2 million of investment loss from Universal Scientific Industrial Co. ("USI"), NT$8 million of investment loss from Hung Ching Construction, NT$2 million of investment income from Hung Ching Kwan Co., NT$62 million of one-time investment gain from Inprocomm, Inc.’s (“IPCM”) sale of its intellectual property (as a step toward dissolution), and NT$5 million of investment loss from other invested companies.
-	Other expenses increased by NT$91 million during the current quarter mainly due to a raw material write-down.
Loss before tax was NT$508 million for 1Q05. We recognized an income tax benefit of NT$146 million during the quarter. Minority interest adjustment was NT$234 million.
In 1Q05, net loss was NT$128 million, compared to net loss of NT$1,407 million for 4Q04 (or net income of NT$636 million, excluding the impact of one-time impairment charge recorded) and net income of NT$1,637 for 1Q04.
Our total shares outstanding at the end of the quarter were 3,943,779,550. Our loss per share for the first quarter of 2005 was NT$0.03, or US$0.005 per ADS, based on 3,943,779,550 weighted average number of shares outstanding during the first quarter.

LIQUIDITY AND CAPITAL RESOURCES

Capital expenditures in 1Q05 totaled US$40 million, of which US$22 million was for IC packaging, US$0.4 million for module assembly, US$12 million for testing and US$6 million for interconnect materials.
EBITDA for the quarter totaled NT$3,940 million, down 28% year-over-year and down 24% sequentially.
As of the end of 1Q05, we had cash on hand plus short-term investment of NT$10,664 million, which increased by NT$1,495 million from the end of 4Q04.
As of the end of 1Q05, we had total bank debt of NT$56,862 million, consisting of NT$6,607 million of revolving working capital loans, NT$3,511 million of current portion of long-term debt, NT$37,323 million of long-term debt and NT$9,421 million of long-term bonds payable.

April 28, 2005

Advanced Semiconductor Engineering, Inc.

Total unused banking facilities were NT$20,480 million.
Total number of employees was 31,729 as of March 31, 2005.

BUSINESS REVIEW

IC Packaging Services
Revenues generated from our IC packaging operations were NT$12,755 million during the quarter, down NT$1,940 million or 13% sequentially and up NT$976 million or 8% year-over-year. On a sequential basis, the decrease in packaging revenue was primarily due to volume decrease.
Revenues from advanced substrate and leadframe-based packaging accounted for 88% of total IC packaging revenues during the quarter consistent with 4Q04 and up from 85% in 1Q04. Flip chip revenues grew 13% sequentially, increasing its weight in total packaging revenues.
Gross margin for our IC packaging operations was 10%, down 5 percentage points sequentially and down 11 percentage points year-over-year. The sequential decrease in gross margin was mainly due to increased raw material costs and unfavorable foreign exchange rates during the quarter.
Capital expenditure for our IC packaging operations amounted to US$22 million during the quarter, of which US$13 million was for wirebonding packaging capacity, and US$9 million was for wafer bumping and flip chip packaging equipment.
As of March 31, 2005, there were 6,672 wirebonders in operation, of which 12 wirebonders were added during the quarter.

Testing Services

Revenues generated from our testing operations were NT$3,693 million, down NT$664 million or 15% sequentially and up NT$274 million or 8% year-over-year, mainly due to volume decreases.
Final testing contributed 78% to total testing revenues, up by 2 percentage points from the previous quarter. Wafer sort contributed 17% to total testing revenues, down by 4 percentage points from the previous quarter. Engineering testing contributed 5% to total testing revenues, up by 2 percentage points from the previous quarter.
1Q05 gross margin for our testing operations was 10%, down by 13 percentage points sequentially and down by 15 percentage points year-over-year. The decrease in gross margin was mainly due to higher equipment rental, depreciation expenses and unfavorable foreign exchange rates.
Capital spending on our testing operations amounted to US$12 million during the quarter.
As of March 31, 2005, we operated a total of 1,493 testers, of which 23 testers were added during the quarter.

Module Assembly Services

Revenues generated from our module assembly operations were NT$1,925 million, down NT$991 million or 34% sequentially, and down NT$41 million or 2% year-over-year mainly due to volume changes.
Camera module assembly revenue accounted for 55% of the total module assembly revenues, while RF and baseband module assembly accounted for 45%. The revenue breakdown by module type remained relatively consistent from the previous quarter.
The decrease in gross margin from 13% in the previous quarter to 11% in the current quarter was primarily attributed to the decrease in sales volume.

Interconnect Materials

ASE completed the merger with ASE Material on August 1, 2004. The materials output manufactured by ASE was about NT$1,600 million for the quarter, down by NT$543 million or 25% sequentially and by NT$214 million or 12% year-over-year. Gross margin for

April 28, 2005

Advanced Semiconductor Engineering, Inc.

material was 0% during the quarter, which decreased from 8% in 4Q04 and 22% in 1Q04 due to a decline in production volume and unfavorable foreign exchange rates during the current quarter. Certain startup costs in China operations were also incurred. In 1Q05, ASE Material supplied 33% (by value) of our total PBGA substrate requirements.

Customers

Our five largest customers together accounted for approximately 35% of our net revenues in 1Q05, decreased slightly from 36% in 4Q04 and constant from in 1Q04. Only one customer accounted for more than 10% of our total revenues.
Our top 10 customers contributed 51% of our net revenues during the quarter, decreased from 53% in 4Q04 and constant from 1Q04.
Our customers that are integrated device manufacturers, or IDMs, accounted for 52% of our revenues in 1Q05, compared to 51% in 4Q04 and 48% in 1Q04.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers include such leading names as ATI Technologies Inc., IBM Corporation, Freescale Semiconductor, Inc., NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.

April 28, 2005

     Supplemental Financial Information

Consolidated Operations

Amounts in NT$ Millions	1Q/05	4Q/04	1Q/04
Net Revenues	18,569	22,202	17,221
Revenues by End Application
Communication	40%	42%	39%
Computer	31%	30%	34%
Automotive and Consumers	26%	25%	25%
Others	3%	3%	2%
Revenues by Region
North America	56%	56%	60%
Europe	10%	8%	9%
Taiwan	20%	21%	24%
Japan	11%	10%	3%
Other Asia	3%	5%	4%

IC Packaging Services

Amounts in NT$ Millions	1Q/05	4Q/04	1Q/04
Net Revenues	12,755	14,695	11,779
Revenues by End Application
Communication	31%	30%	29%
Computer	38%	39%	43%
Automotive and Consumers	27%	29%	26%
Others	3%	2%	2%
Revenues by Packaging Type

Advanced substrate & leadframe based	88%	88%	85%
Traditional leadframe based	8%	8%	9%
Others	4%	4%	6%
Capacity
CapEx (US$ Millions) *	22	83	60
Number of Wirebonders	6,672	6,684	5,553

Testing Services

Amounts in NT$ Millions	1Q/05	4Q/04	1Q/04
Net Revenues	3,693	4,357	3,419
Revenues by End Application
Communication	40%	43%	39%
Computer	21%	20%	21%
Automotive and Consumers	36%	31%	34%
Others	3%	6%	6%
Revenues by Testing Type
Final test	78%	76%	77%
Wafer sort	17%	21%	20%
Engineering test	5%	3%	3%
Capacity
CapEx (US$ Millions) *	12	28	59
Number of Testers	1,493	1,515	1,288
* Capital expenditure amounts exclude building construction cost.

April 28, 2005

     Advanced Semiconductor Engineering, Inc.

Consolidated Summary Income Statements Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended
	Mar. 31 2005	Dec. 31 2004	Mar. 31 2004

Net revenues:
IC Packaging	12,755	14,695	11,779
Testing	3,693	4,357	3,419
Module Assembly	1,925	2,916	1,966
Others	196	211	57
Total net revenues	18,569	22,179	17,221

Cost of revenues	16,681	18,587	13,452
Gross Profit	1,888	3,592	3,769

Operating expenses:
Research and development	675	730	584
Selling, general and administrative	1,379	1,604	1,372
Total operating expenses	2,054	2,334	1,956
Operating income (loss)	(166)	1,258	1,813

Net non-operating (income) expenses:
Interest expenses - net	294	224	225
Foreign exchange loss (gain) - net	(14)	270	(82)
Loss on long-term investment	(22)	327	35
Loss (gain) on disposal of assets	4	25	40
Goodwill impairment	-	2,462	-
Others	80	(11)	27
Total non-operating expenses	342	3,297	245
Income (loss) before tax	(508)	(2,039)	1,568

Income tax expense (benefit)	(146)	(210)	(273)
Net income (loss) before minority interest	(362)	(1,829)	1,841

Minority interest	(234)	(422)	204
Net income (loss)	(128)	(1,407)	1,637

Per share data:
Earnings (loss) per common share
– Basic	NT$(0.03)	NT$ (0.36)	NT$0.43
– Diluted	NT$(0.03)	NT$ (0.36)	NT$0.42

Earnings (loss) per pro forma equivalent ADS
– Basic	US$(0.005)	US$(0.054)	US$0.064
– Diluted	US$(0.005)	US$ (0.054)	US$0.062

Number of weighted average shares used in	3,943,780	3,932,108	4,073,582
diluted EPS calculation (in thousands)

Forex (NT$ per US$1)	31.54	33.08	33.49

April 28, 2005

Advanced Semiconductor Engineering, Inc. Consolidated Summary Balance Sheet Data (In NT$ millions) (Unaudited)

As of Mar. 31, 2005 As of Dec. 31, 2004

Current assets:
Cash and cash equivalents	7,095	5,975
Short-term investments	3,569	3,194
Notes and accounts receivable	13,328	13,676
Inventories	9,177	9,437
Others	2,690	3,613
Total	35,859	35,895

Long-term investments	4,891	4,907
Properties – net	81,056	82,387
Other assets	11,471	10,762
Total assets	133,277	133,951

Current liabilities:
Short-term debts – revolving credit	6,607	4,642
Short-term debts – current portion of long-term
debts	3,511	2,211
Notes and accounts payable	7,117	7,900
Others	7,490	10,451
Total	24,725	25,204

Long-term debts	37,323	37,089
Long-term bonds payable	9,421	9,441
Other liabilities	2,576	2,500
Total liabilities	74,045	74,234

Minority interest	8,178	8,405

Shareholders’ equity	51,054	51,312
Total liabilities & shareholders’ equity	133,277	133,951

April 28, 2005